EXCELLENT GOLD RECOVERY FOR CLIFTON STAR IN BOTH BIOX AND ALBION TESTWORKS

Quebec City, QUEBEC--(April 30 2012) – Clifton Star Resources Inc. ("Clifton Star" or "The Corporation") (TSXV-CFO; Deutsche Boerse-C3T) is pleased to report that excellent metallurgical test results on gold flotation concentrate treatment have been received from Goldfields of South Africa for BIOX process amenability and from Albion Process Pty. Limited and HRLtesting for the XSTRATA Albion process amenability.

The overall gold recovery achieved in BIOX Testing of concentrate from the Duparquet project ranged from 94.3 to 94.7%. The overall gold recovery achieved from the same concentrate with the Albion Process was 93.8%.  These numbers compare well to the overall average of 93% gold recovery achieved by SGS Lakefield tests (see news release, dated March 2nd 2012).  In each case, gold was recovered by cyanidation in leach, after the BIOX, Albion or Pressure Oxidation pre-treatment.

“These results on BIOX and Albion testing confirm that the Duparquet resource is not difficult to treat from a metallurgical standpoint.  Two conventional processes (BIOX and Pressure Oxidation) and one emerging process (Albion) have all proven capable of achieving high gold recoveries from Duparquet concentrates. The choice between processes may now be considered based on relative economics.” said Michel Bouchard, President and CEO of Clifton Star.

Metallurgical Testing and Results

A blended concentrate sample was provided to Goldfields and to HRLtesting.  The blend was prepared with equal parts of concentrates from the six metallurgical samples.  The chemical and fire assay analysis of the concentrate blend received at Goldfields showed results of 10.9 g/t Au and 5.78% S (sulfide), while at HRLtesting the grade of the concentrate was9.35 g/t Au and 5.34 % S (sulfide).  This concentrate was tested as-received by Goldfields with a particle size of 125 microns (P80).  The concentrate was ground to 8 micron (P80) for the HRLtesting of the Albion process. This grinding was carried out with a laboratory sized XSTRATA Isamill unit, which is a key feature of the Albion process.

The Goldfields testing involved (a) adaptation of the BIOX bacteria to the Clifton Star concentrate, (b) batch bio-oxidation tests to varying levels of sulfur oxidation, (c) cyanidation of the bio-oxidation residues, (d) neutralization of the bioleach solution and (e) environmental testing of the neutralization solids.  The bacteria adapted quickly to the Clifton Star concentrate.  A total of 9 batch leaches were performed.  The best result was obtained with 25% solids in the slurry, with bioxidation of 98.7% of the sulfur after 19 days.  The cyanidation of this residue returned 94.3% of the gold.

The neutralization of the bioleachate (combined) with either lime or limestone and then lime to pH 7 produced final solutions containing less than 0.3 mg/L of As. The neutralization solids were subjected to the EPA TCLP test for toxicity.  Both precipitates passed the test with values of 0.0082 mg/L As and 0.019 mg/L As for the lime and limestone/lime precipitates, respectively. Both precipitates were well below the 5 mg/L As limit for the TCLP procedure, and are therefore not considered hazardous waste with respect to arsenic content.

The Albion process involved controlled pH, atmospheric oxidation of the Duparquet concentrate (with oxygen) at 95 C for 48 hours. The oxidized concentrate was then tested by conventional CIL cyanidation. The test results showed 72% sulfur oxidation and 93.8% gold extraction from the oxidized concentrate.

These results compare well to the average values of 98.8% sulfide oxidation and up to 97.6% gold extraction by pressure oxidation and cyanidation achieved when testing concentrates obtained from the six Duparquet metallurgical samples at SGS Lakefield.

The BIOX process was developed in South Africa and first applied at the Fairview mine.  The process uses naturally occurring bacteria to catalyze the oxidation of pyrite and other sulfides in a concentrate to liberate the gold for subsequent cyanidation.  Currently four sites around the world are using the process, including the Ashanti Goldfields plant in Ghana. This plant treats 960 tonnes per day of concentrate prior to cyanidation for gold recovery.

The Albion process was developed in Australia by XSTRATA Technology (formerly MIM), and involves using ultra fine grinding and atmospheric leaching to oxidize a pyrite containing gold concentrate prior to cyanidation. The Albion process has been applied in the zinc industry for leaching zinc concentrates, and has been licensed for gold applications in the Dominican Republic and Romania.

Qualified Person

Dr. David Dreisinger, P.Eng., F.C.I.M., F.C.A.E., is the Qualified Person (NI 43-101) who supervised the preparation of the technical information in this news release.  Dr. Dreisinger is Professor and Chairholder, Industrial Research Chair in Hydrometallurgy at the University of British Columbia (Vancouver, Canada), and consults to the worldwide metallurgical industry through Dreisinger Consulting Inc.

For further information please contact:

Michel F. Bouchard

President and CEO

Clifton Star Resources Inc.

mbouchard@cfo-star.com

418-914-9922

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Certain information included in this press release, including any information as to our future exploration, financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, including the possibility that drill programs will not yield the expected results. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Clifton Star Resources to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions. For more details on these estimates, risks, assumptions and factors, see the Company’s most recent Form 20-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.